UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2017

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————
(Translation of registrant’s name into English)

Hong Kong ——————————————————————————————————————
(Jurisdiction of incorporation or organization)

17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052
————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Explanatory Note

This Amendment No. 1 to Form 6-K (the “Form 6-K/A”) amends the unaudited financial results of China Finance Online Co. Limited (the “Company”) for the second quarter and first half ended June 30, 2016, which is contained in the press release originally filed as Exhibit 99.1 to the Form 6-K submitted to the Securities and Exchange Commission on August 19, 2016 (the “Form 6-K”). The unaudited condensed consolidated balance sheet did not reflect a contingent liability arising from the Company’s securities class action lawsuit (Wang v. China Finance Online, Case no. 1:15-CV-07894-RMB), which amounted to $3 million and was fully covered under the Company’s insurance policies. The foregoing amount should also have been recorded as prepaid expenses and other current assets. In August 2016, the litigation was settled and the Company entered into a stipulation of settlement in the amount of $3 million without any admission of wrongdoing.

The impact on the Company’s unaudited condensed consolidated balance sheet for the second quarter and first half ended June 30, 2016 is set forth below:

Unaudited Condensed Consolidated Balance Sheet Data (In thousands of U.S. dollars)

	As of June 30, 2016
	As previously furnished	Adjustment	As Restated
Prepaid expenses and other current assets	9,709	3,000	12,709
Total current assets	125,692	3,000	128,692
Total assets	141,415	3,000	144,415
Contingent liability	-	3,000	3,000
Total current liabilities	40,213	3,000	43,213
Total liabilities	41,114	3,000	44,114
Total liabilities and equity	141,415	3,000	144,415

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. The Company’s Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial filing date of the Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: April 10, 2017	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer